EXHIBIT 2D

                             Indemnification Letter


                                             February 15, 2000

Kenny A. Troutt
10595 Strait Lane
Dallas, Texas
75229

Dear Mr. Troutt:

     We understand that, in connection with the merger (the "Excel Merger") of North Merger Sub Corporation, a wholly owned subsidiary of Teleglobe Inc. ("Teleglobe"), and Excel Communications, Inc. ("Excel") in November of 1998, you and certain other shareholders listed in the attached Schedule A (the "Troutt Group") executed certain agreements with the Internal Revenue Service to recognize gain with respect to the shares of Excel common stock exchanged by the Troutt Group (the "Exchanged Excel Shares") for shares of Teleglobe common stock (as reported on such agreements and to the extent, if any, reduced under U.S. Treasury regulations Section 1.368(a)-8) in connection with the Excel Merger, copies of which are attached as Schedule B (the "Gain Recognition Agreements"). We also understand the Troutt Group may be required to execute a new gain recognition agreement (which is also included in the definition of "Gain Recognition Agreements") as a result of the acquisition by BCE of the remaining common shares of Teleglobe not owned by BCE and its affiliates (the "Acquisition Transaction"). We also understand that the Gain Recognition Agreements would require the Troutt Group to recognize gain and pay the resulting tax as if the gain had occurred at the date of the Excel Merger in certain circumstances which are within (i) the control of Teleglobe, and (ii) if BCE Inc. ("BCE") completes the Acquisition Transaction as announced today, the control of BCE upon completion of the Acquisition Transaction.

     We also understand that the Troutt Group obtained significant representation, as contemplated by Teleglobe's certificate of articles of amendment ("Articles") dated November 10, 1998, on the Board of Directors of Teleglobe in order to, among other things, have influence over Teleglobe so that, among other things, the Troutt Group could ensure that no event occurred within Teleglobe's control to trigger gain under the Gain Recognition Agreements. In addition, the number of nominees of the Troutt Group on the Board of Directors of Teleglobe gives the Troutt Group a veto over the sale of certain subsidiaries or any merger, amalgamation, or similar transaction of any such subsidiary of Teleglobe as any such transaction requires under the Articles a supermajority vote of 66-2/3% of the entire Board of Directors of Teleglobe.

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     In consideration for amending the Articles of Teleglobe to remove the right of the Excel Directors to elect until December 31, 2003 at least 34% of the board members of Teleglobe and to enable, if desired, the sale of certain subsidiaries of Teleglobe (in particular, Excel), BCE agrees that, effective upon completion of the Acquisition Transaction, in order to provide partial protection to the Troutt Group, BCE will cause Teleglobe to provide to the Troutt Group the indemnities and afford the opportunity to acquire Excel as described below.

1.   Change of Control of Excel

     In the event that there is a Disposition (as hereafter defined) which constitutes a Change of Control of Excel (as hereafter defined), BCE shall cause Teleglobe to provide to you Proper Notice (as hereafter defined) of the intention to enter into the transaction and the closing of such transaction if it occurs (the "Change of Control Transaction").

     If the Change of Control Transaction is completed during the period from the date of completion of the Acquisition Transaction to December 31, 2003, BCE agrees to cause Teleglobe to indemnify the Troutt Group in respect of interest (but not penalties) payable by the Troutt Group to the Internal Revenue Service for a period of the shorter of (i) the two years from the effective time of the Excel Merger and (ii) the period from such effective time to and including the date of the closing of the Change of Control Transaction on any U.S. federal, state or local taxes payable by the Troutt Group by reason of the Change of Control Transaction.

     If Proper Notice has not been given prior to closing of a Change of Control Transaction, BCE shall also cause Teleglobe to be liable to indemnify the Troutt Group for penalties on such taxes and for interest accruing after the closing of the Change of Control Transaction to and including the date notice is received by the Troutt Group of the Change of Control Transaction.

2.   Non-Change of Control Events

     If there is a transaction or event which may constitute a Disposition with respect to Excel or Teleglobe which may be taken after the date of completion of the Acquisition Transaction and within five years of the effective time of the Excel Merger which event is not a Change of Control of Excel or Teleglobe but which event is within the control of BCE or Teleglobe, BCE shall cause Teleglobe to provide Proper Notice to you of the intention to enter into the transaction and the closing of such transaction if it occurs (the "Internal Transaction"). If the Internal Transaction is completed, BCE agrees to cause Teleglobe to indemnify the Troutt Group in respect of interest (but not penalties) payable by the Troutt Group to the Internal Revenue Service for a period from the effective time of the Excel Merger to and including the date of the completion of the Internal Transaction on any U.S. federal, state or local taxes payable by the Troutt Group to the Internal Revenue Service by reason of the Internal Transaction.

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     If Proper Notice has not been given prior to implementation of the Internal
Transaction, Teleglobe shall also be liable to indemnify the Troutt Group for penalties on such taxes and for interest accruing after the date of completion or implementation of the Internal Transaction to and including the date notice is received by the Troutt Group.

3.   Entire Agreement

     In the event the Acquisition Transaction is consummated, this letter shall constitute the entire agreement, and supersedes any and all other prior agreements and undertakings (including, without limitation, the Agreement and Plan of Merger dated as of June 14, 1998 among Teleglobe, North Merger Sub Corporation and Excel), in each case among two or more of BCE, Teleglobe, Teleglobe Holding (U.S.) Corporation, Kenny A. Troutt and any other member of the Troutt Group in connection with the gain on the Exchanged Excel Shares pursuant to the Gain Recognition Agreements. As part of this letter, in the event that the Acquisition Transaction is consummated, each of BCE and the Troutt Group shall surrender any rights or obligations, or alleged rights or obligations, it may have in connection with such gain that is not set forth in this letter.

4.   Troutt Purchase of Excel

     Notwithstanding anything in this letter to the contrary, neither a Change of Control of Excel nor an Internal Transaction shall include any transaction to which Kenny A. Troutt or any other member of the Troutt Group participates as an acquiror.

5.   Late Payments

     Except as otherwise provided, any amounts referred to in this letter which are not paid when due and payable under this letter shall bear interest from the date due to the date paid at the prime rate of Citibank, N.A., as in effect from time to time during such period.

6.   Registration Rights

     In the event that there is a Change of Control Transaction or Internal Transaction which would trigger gain under the Gain Recognition Agreements, BCE agrees that in order to assist the Troutt Group in selling any BCE common shares (the "BCE Shares") acquired by the Troutt Group in exchange for common shares of Teleglobe, the Troutt Group is entitled to demand registration, if necessary, of the BCE Shares under the Securities Act of 1933 (or qualify the BCE Shares for distribution under the Canadian securities laws of the provinces of Canada) and BCE agrees to promptly effect such registration or qualification provided that (a) each demand covers at least US $50 million of securities (based on the NYSE closing price on the demand date), (b) the Troutt Group may not make any such demand registration within 60 days of the effective date of any registration statement of BCE filed prior to the date of the initial demand request by the Troutt Group, and (c) there may no be more than five (5) such demand


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registrations. Upon registration, BCE agrees that such registered securities are listed for trading on the same exchange as similar securities of BCE trade at such time. BCE shall be responsible for all expenses of such registration other than legal fees of the Troutt Group, transfer taxes and all discounts, commissions or fees of underwriters, selling brokers and dealers.

7.   Gain Recognition Agreement Resulting from the Acquisition Transaction

     Notwithstanding anything herein to the contrary in the event the Troutt Group (or any member thereof) is required to file a new gain recognition agreement as a result of the Acquisition Transaction, BCE shall provide or cause Teleglobe to provide Proper Notice to you of the intention to enter into any Disposition with respect to all or a portion of the stock of Teleglobe.

8.   First Opportunity on Sale of Excel

     BCE understands that if the Troutt Group acquires at least the same percentage of Excel that the Troutt Group owned prior to the effective time of the Excel Merger, the Troutt Group may not realize any gain under the Gain Recognition Agreements as a result of such transaction if it qualifies as a tax deferred transaction for U.S. tax purposes. Accordingly, BCE agrees as follows:

     (A) BCE undertakes for a period of three years from the closing date of the Acquisition Transaction (which shall be deemed to have closed when the common shares of the Troutt Group have been acquired) to use its reasonable best efforts to ensure that if Teleglobe decides to pursue the sale of its interest in the multilevel marketing business of, and/or the United States domestic telecommunications network of, Excel Communications Inc. (the "Excel Business"), BCE or Teleglobe shall give notice to you in writing (a "Sale Notice") whereby you will have the first opportunity, for a period of 90 days following the Sale Notice, to purchase the Excel Business. BCE undertakes that it will use its reasonable best efforts so that you shall be afforded reasonable access to information concerning the Excel Business to enable you and your advisors to conduct due diligence on the Excel Business.

     (B) The parties agree to use their reasonable good faith efforts to negotiate a definitive purchase agreement with respect to the Excel Business during such 90 day period, such agreement to contain customary representations and warranties typical of transactions of this kind. You shall propose a purchase price and related terms for the acquisition of the Excel Business. Any offer submitted by you shall be irrevocable subject to the conditions set out in the offer and shall be for the Excel Business.

     (C) In the event that no definitive agreement of purchase and sale relating to the sale of the Excel Business is negotiated and executed within 90 days following the Sale Notice, BCE, Teleglobe or their respective affiliates may sell the Excel Business to any person (a "Third Party") (i) at any price if you do not submit an offer within 90 days of the Sale Notice or


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          (ii) at a price and on such terms not less than the price and terms set forth in your offer if you made an offer within 90 days of the Sale Notice. If you made an offer within 90 days of the Sale Notice which is rejected by BCE or Teleglobe and if no sale of the Excel Business is completed by BCE or Teleglobe within 12 months following you making your offer, BCE or Teleglobe shall be required, before transferring the Excel Business, to give notice in the manner provided in section 8(a) and such process shall be repeated so often as BCE or Teleglobe desires to transfer the Excel Business for a period of three years following the completion of the Transaction.

     (D) This right of first opportunity is personal and non-assignable by you other than to an entity you control; however, it is recognized that you may form a group to exercise your rights in the event of a Sale Notice.

9.   Governing Law/Attornment

     This letter shall be governed by the laws of the State of New York, without regard to its rules concerning conflicts of laws. The parties hereby irrevocably agree to attorn to the jurisdiction of the courts of the State of New York in respect of any matters relating to the letter agreement.

10.  Assignability

     The rights and obligations in this letter shall be binding upon and enure to the benefit of the parties hereto and their respective successors, assigns and transferees (including, without limitation, any estate or any beneficiary of an estate of an individual). The obligations of BCE may not be delegated or assigned, and any attempted delegation or assignment shall be null and void and without effect.

11.  Counterparts

     This letter may be signed and agreed to and acknowledged in counterparts, and each such counterpart, when signed, shall constitute one and the same instrument.

12.  Definitions

     For purposes of this letter:

     (A)  "Change of Control of Excel" shall mean:

          (i) the acquisition by any person or entity unrelated to Teleglobe or BCE, or any such persons or entities acting jointly or in concert, whether directly or indirectly, of voting securities of Excel which, together with all other voting securities of Excel held by such persons or

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               entities, constitute, in the aggregate more than 50% of all outstanding voting securities of Excel; or

          (ii) a merger, amalgamation, or other form of business combination of Excel with another entity unrelated to Teleglobe or BCE which results in the holders of voting securities of that other entity holding, in the aggregate more than 50% of all outstanding voting securities of the entity resulting from the merger, amalgamation or business combination.

     (B) "Proper Notice" shall mean at least five business days written notice to the Troutt Group (which for such purpose may be made to Kenny A. Troutt, 10595 Strait Lane, Dallas, Texas, 75229) and which may be given by facsimile to (214) 368-4367.

     (C) "Disposition" shall have the same meaning as such term has for purposes of U.S. Treasury Regulation Section 1.367-8(e).

     If you agree to the foregoing, please so acknowledge by signing this letter below.

                                             Yours truly,

                                             BCE INC.


                                             by
                                               --------------------------------

Acknowledged and agreed to this 15th day of February, 2000.


                                                  -----------------------------
                                                  Kenny A. Troutt

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                                  SCHEDULE A


Kenny A. Troutt

Troutt Family Trust - Separate Trust Estate of Kenny A. Troutt

Troutt Family Trust - Community Property

Kenny Troutt Investment Partnership, Ltd.

Kenny A. Troutt Children's Trust

Lisa E. Troutt Children's Trust

KAT Children's Trust II